SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Publicly Listed Company

Corporate Taxpayer’s ID (CNPJ/MF) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

MATERIAL FACT

GAFISA S.A. (BOVESPA: GFSA3, NYSE: GFA) (“Gafisa”), in compliance with the provisions of paragraph 4 to article 157 of Law n. 6.404/76 and CVM Instruction n. 358/2002, hereby publicly discloses what follows:

1.                       The Company has been notified by Alphaville Participações S.A. (“ALPHAPAR”) about the petition filed today before the Brasil-Canadá Chamber of Commerce requiring the initiation of the arbitration proceeding aiming at solving the dispute arisen within the context of the Third Phase of the Investment Agreement and Other Covenants entered into on 10.02.2006 (“Investment Agreement”) which established rules and conditions for Gafisa acquiring and holding all the shares of the corporate capital of Alphaville Urbanismo S.A. (“AUSA”).

2.                       The dispute consists on the interpretation of the Investment Agreement. As previously informed in the Material Fact dated as of June 8, 2012, Gafisa understands that, for the purpose of implementing the Third Phase, should be issued 70,251,551 common shares, with issuance price of R$5.11, while ALPHAPAR expressed different understanding, based on what should allegedly prevail the issuance price of R$3.70, with the issuance of 97.055.876 common shares of Gafisa. The management of Gafisa and its legal advisors believe that such understanding has no grounds on the Investment Agreement.

3.                       In view of the above, the implementation of the Third Phase and, therefore, the issuance of new shares by Gafisa will depend on the final decision at the arbitration process. The Company will keep all shareholders and the market informed about any developments.

São Paulo, July  3rd, 2012.

Andre Bergstein
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 5, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer